

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Zachary M. Lunn
President and Chief Executive Officer
Kimbell Tiger Acquisition Corporation
777 Taylor St.
Fort Worth, Texas 76102

> **Re: Kimbell Tiger Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 17, 2021**
> **File No. 333-258260**

Dear Mr. Lunn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your disclsoure that you may also raise additional proceeds to complete the acquisition by selling a royalty interest in the underlying assets to KRP or its affiliates. Please include risk factor disclosure related to selling a royalty interest in the underlying assets to KRP or its affiliates. Please clearly disclose the circumstances, such as the acquisition of a target in a particular industry, that would lead you to sell a royalty interest to KRP or its affiliates.

Capitalization, page 90

2. Please explain how you determined the $200 million in the mezzanine equity and how you believe the measurement method you used complies with the guidance in paragraph 15 of

ASC 480-10- S99-3A. Please also revise to disclose the measurement method you used to determine this amount.

3. Please tell us how you determined the "as adjusted" total stockholders' equity to be $5,000,001. In this regard, provide your calculation of the "as adjusted" additional paid-in capital and your consideration for the guidance in ASC 480-10- S99-3A.

You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 or Kevin Woody, Accounting Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing